Exhibit 21.1

SUBSIDIARIES OF SERVICESOURCE INTERNATIONAL, LLC

Name	Jurisdiction
ServiceSource International, Inc.*	Delaware
GlobalSource Maintenance Renewals, ULC	Canada
ServiceSource Europe, Ltd.	Ireland
SSI Europe UK Limited	United Kingdom
ServiceSource International Singapore Pte. Ltd.	Singapore
ServiceSource International Malaysia SDN. BHD.	Malaysia

*

The name of this entity will change prior to the conversion pursuant to which ServiceSource International, LLC, a Delaware limited liability company, will convert to ServiceSource International, Inc., a Delaware corporation.